Exhibit 99.1

Exodus Movement, Inc. and Subsidiaries

For the Three Months Ended
March 31, 2023 and 2022

Exodus Movement, Inc. and Subsidiaries

Unless the context requires otherwise, in this quarterly report on Form 1-U, the terms “we,” “us,” “our,” the “Company” and “Exodus” refer to Exodus Movement, Inc., and its wholly owned subsidiaries, Proper Trust AG, a Swiss corporation and 3ZERO, LLC a Delaware limited liability company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of Exodus’ financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this quarterly report. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Exodus’ actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors,” in Exodus annual 1-K/A filing dated May 1, 2023.

Overview of Our Business

Exodus’ mission is to help the world exit the traditional finance system. Exodus is a self-custodial platform that connects people with the world of decentralized finance and the power of the blockchain. On December 9, 2015, we launched Exodus to empower users of our wallet (“users”) to securely control, manage, and grow their wealth. Every two weeks since then, we have released new updates and improved our user experience.

We believe that digital assets should be easy to use and easy to understand. Our platform (the “Exodus Platform”) allows users to store and access their assets in a secure environment that only they control. On desktop and mobile devices alike, Exodus delivers a simple, elegant, and intuitive experience. By eliminating the geek requirement, Exodus prioritizes ease of use and aims to provide unparalleled user support.

The Exodus Platform supports over 17,000 digital assets, as well as integrations with multiple digital asset-to-digital asset exchanges and other third-party applications, such as MoonPay. We are relentlessly focused on delivering the best user experience in the digital asset industry.

Our platform is intended to provide the trustworthiness of a bank’s online portal without service windows and clunky interfaces, and the speed of centralized digital asset exchanges without the risk of third-party custody – we aim to provide our users with the best of both worlds in Exodus.

Components of Results of Operations
Revenue
Exodus has entered into agreements with various third-party API providers, pursuant to which the provider is allowed to integrate its services into the Exodus Platform for use by users of the Exodus Platform. These integrations are known as APIs, and we earn revenue based on the API fees detailed in the associated API agreements. Most, but not all, of our revenue is earned on a transactional basis with users of the Exodus Platform accessing the services of the API providers through the API. Certain interactions generate API fees, and we track fees earned on a daily basis. Examples of services provided by API providers include digital asset-to-digital asset exchanges, fiat-to-digital asset conversions, and digital asset staking.

For transaction-based API fees, the transaction price is allocated per qualified interaction between the provider and the user and is paid by the provider. As each transaction-based API interaction occurs, we realize revenue. With the majority of our revenue being transaction-based, our revenue can vary significantly based on the type and number of interactions that occur each day. We believe that there will be additional demand for API services in the future as a greater number of people begin to use digital assets. However, the recent bankruptcies of Celsius Network, Voyager Digital Ltd., Three Arrows Capital, and FTX has led to a decrease in users’ confidence in trading of digital assets and may lead to a decline in users of the Exodus Platform.  Additionally, following these events, third-party services made available through the Exodus Platform have been and may continue to be negatively impacted. Furthermore, the recent enforcement actions against Gemini, Genesis, Nexo and Kraken could cause an interruption in the services provided by third-party exchanges. These events could negatively impact our ability to monetize and generate revenue based on these third-party services. We anticipate that proceeds from the API fees, if and when recognized as revenue under our current accounting policy (or if and when recognized as revenue under an appropriate future accounting policy) will continue to generate the majority of our revenue for the foreseeable future.

For non-transaction-based API fees, we recognize revenues based on when performance obligations in the underlying contracts have been identified, priced, allocated, and satisfied.

Cost of Revenues
Exodus’ costs of revenues are classified as software development, user support, and security and wallet operations.  Depreciation related to cost of revenues and amortization of software assets related to cost of revenues are also included in costs of revenues.

Software Development
Software development expenses represent costs incurred by Exodus for the development of the Exodus Platform, individual API integrations, and our application ecosystem. These include: related salaries and costs, chargebacks related to fiat onboarding services, fees paid to consultants and outside service providers. Our application ecosystem is still under development, and there are hurdles to overcome before critical components of the ecosystem become operational. As a result, we expect to incur continuing software development expenses as we accelerate improvements to the user experience and functionality of the wallet, integrate new API services, and develop the Exodus ecosystem. Most software development costs are expensed as incurred except for costs associated with internal use software.

User Support
User support includes related salaries and costs, subscription, and fees paid to consultants and outside service providers, and software or applications used for user support. Exodus views user support as an integral part of its product offerings and made significant investments in this area in 2021 and in 2022. We may continue to make further investments in user support as the development of the Exodus ecosystem continues. User support expenses are expensed as incurred.

Security and Wallet Operations
Security and wallet operations expenses consist of development operations and security related activities. Costs are primarily related salaries and related costs, fees paid to consultants and outside service providers, and costs related to web hosting and maintaining servers.  As the Exodus application ecosystem is still under development, Exodus expects security and wallet operations expenses to increase over the next several years as we accelerate improvements to the user experience and functionality of the wallet. We continually explore and evaluate ways to make the Exodus Platform and ecosystem more secure. Most costs are expensed as incurred except for costs associated with internal use software.

Depreciation and Amortization
Depreciation and amortization expenses consist of depreciation of fixed assets and amortization of software assets.

Operating Expenses
The Company’s operating expenses are classified as general and administrative, advertising and marketing, depreciation related to general and administrative equipment, impairment of digital assets, and gain on sale of digital assets.

General and Administrative
General and administrative expenses consist of administrative, compliance, legal, investor relations, financial operations, information technology services, and foreign currency gain or loss. They include related department salaries, office expenses, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including, but not limited to, technology subscriptions, travel, utilities, and vehicle expenses. These expenses account for a significant portion of our operating expenses. Our general and administrative expenses may increase in the future to support our continued growth, regulatory compliance, and the costs associated with increased reporting requirements.

Advertising and Marketing
Advertising and marketing expenses include marketing and business development related activities consisting primarily of advertising, corporate marketing, public relations, promotional items, events and conferences and fees paid for software applications used for advertising and marketing, as well as related department salaries. During the second half of 2022, the Company resumed its community-based approach to marketing. Advertising and marketing expenses are expensed as incurred.

Impairment of Digital Assets, net

Impairment of digital assets includes the impairment of digital assets and gain on sale of digital assets.

Comparison of the results of operations for the three months ended March 31, 2023 and 2022  (in thousands):

Operating Revenues

	Three Months Ended March 31,
	2023	2022	% Change
Operating revenues	$13,345	$15,384	-13%

Total revenue for the three months ended March 31, 2023 was $13.3 million compared to $15.4 million for the three months ended March 31, 2022, a decrease of $2.1 million or 13%. The decline in total revenue was primarily driven by a decrease in revenue from the exchange aggregation of $2.3 million due to a decrease in MAUs. These decreases reflect to some extent market conditions for digital assets more generally, which saw a decrease in the volume of transactions for digital assets. We are focused on growing our user base, and we believe that over the long term, interest in digital assets and digital asset markets will increase. However, during any given period we cannot be certain that our user growth efforts will be effective or that interest in digital assets will increase. Five API providers primarily drove exchange revenue of $11.2 million during the three months ended March 31, 2023 compared to five API providers generating $13.7 million in revenue during the three months ended March 31, 2022.

Cost of Revenues

	Three Months Ended March 31,
	2023	2022	% Change
Software development expense	$2,229	$2,787	-20%
Customer support expense	1,630	2,086	-22%
Security and wallet operations expense	2,072	2,363	-12%
Depreciation and amortization	926	375	147%
Total cost of revenues	$6,857	$7,611

Software development expenses for the three months ended March 31, 2023 were $2.2 million compared to $2.8 million for the three months ended March 31, 2022, a decrease of $0.6 million or 20%. This decrease was primarily driven by lower compensation and benefit expense of $0.7 million as a result of a decrease in headcount, consulting of $0.1 million and testing of $0.1 million partially offset by an increase software capitalization of $0.4 million.

User support expenses for the three months ended March 31, 2023 were $1.6 million compared to $2.1 million for the three months ended March 31, 2022, a decrease of $0.5 million or 22%. This was primarily due to a decrease compensation and benefit expenses of $0.3 million as a result of a decrease in headcount and subscriptions of $0.1 million.

Security and wallet expenses for the three months ended March 31, 2023 were $2.1 million compared to $2.4 million for the three months ended March 31, 2022, a decrease of $0.3 million or 12%. This change was primarily due to a decrease of cloud infrastructure services of $0.7 million, and an increase in software capitalization of $0.2 million  partially offset by an increase of $0.4 million in compensation and benefit expenses and testing expenses of $0.1 million.

Depreciation and amortization expenses for the three months ended March 31, 2023 were $0.9 million compared to $0.4 million for the three months ended March 31, 2022, an increase of $0.5 million or 147%. The increase was primarily related to amortization expense increase was due to capitalization of salaries related to software development of $0.4 million.

General and Administrative Expense

	Three Months Ended March 31,
	2023	2022	% Change
General and administrative expense	$5,560	$5,134	8%
Advertising and marketing expense	351	3,927	-91%
Depreciation	61	24	154%
Total general and administrative expense	$5,972	$9,085

General and administrative expenses for the three months ended March 31, 2023 were $5.6 million compared to $5.1 million for the three months ended March 31, 2022, an increase of $0.5 million or 8%. This growth was primarily due to an increase in employee benefit expenses of $0.2 million, consulting expenses of $0.3 million, offset by a decrease in technology subscription of $0.1 million.

Advertising and marketing expenses for the three months ended March 31, 2023 were $0.4 million compared to $3.9 million for the three months ended March 31, 2022, a decrease of $3.5 million or 91%. The decrease was primarily due to a decrease in marketing expenses of $2.9 million related to the change in marketing strategies and compensation and benefit expenses of $0.4 million as a result of a decrease in headcount.

(Gain) Impairment of Digital Assets, Net

	Three Months Ended March 31,
	2023	2022	% Change
(Gain) impairment of digital assets, net	$(441)	$4,047	-111%

(Gain) impairment of digital assets, net decreased by $4.5 million for the three months ended March 31, 2023, as price volatility on digital assets held changed compared to the three months ended March 31, 2022. Impairment expense decreased by $4.3 million and gains on digital assets increased by $0.2 million for the three months ended March 31, 2023 compared to three months ended March 31, 2022. This was driven by decreases in digital asset prices in 2023 leading to the digital assets used being closer to their fair market value.

Liquidity and Capital Resources
Overview

Our primary source of funds is from transaction-based API fee revenues. Our primary use of funds is payment of our operating costs, which consist primarily of compensation and benefit expenses, security costs, and advertising and marketing expenses.

Source of Funds

The following table summarizes Exodus’ cash flows for the periods indicated (in thousands):

	Three Months Ended March 31,
	2023	2022
Net cash provided by operating activities	$1,300	$57
Net cash used in investing activities	$(3,789)	$(157)
Net cash provided by (used in) financing activities	$151	$(5)

Net Cash from Operating Activities
Net cash provided by operating activities for the three months ended March 31, 2023, was $1.3 million. The Company had net income of $0.8 million for the three months ended March 31, 2023, changes in working capital of $2.0 million, stock based comp of $1.9 million, depreciation and amortization of $1.0 million, partially offset non-cash activities settled in cryptocurrency of $3.8 million and net gain on digital assets of $0.4 million.

Net cash provided by operating activities for the three months ended March 31, 2022, was $0.1 million. The Company had net loss of $3.4 million for the three months ended March 31, 2022, a deferred tax benefit of $2.2 million, and $0.9 million in non-cash activities settled in cryptocurrency.  This was partially offset by net impairment of digital assets of $4.1 million, $0.7 million of changes to working capital, stock based compensation expense of $1.5 million, and depreciation and amortization of $0.4 million.

Net Cash from Investing Activities
Net cash used in investing activities for the three months ended March 31, 2023, was $3.8 million. This primarily consisted of a $22.0 million of investment in treasury bills, $18.2 million of treasury bills redemption.

The Company’s investing activities have consisted primarily of purchases of fixed assets. Net cash used by investing activities for the three months ended March 31, 2022, was $0.2 million. This consisted of $0.2 million from purchases of fixed assets.

Net Cash from Financing Activities
The Company’s primary financing activity for the three months ended March 31, 2023, amounted to $0.2 million. This consisted $0.2 million of repurchase of shares to pay employee withholding taxes as a part of our 2021 Equity Incentive Plan (the “2021 Plan”).

The Company’s primary financing activities for the three months ended March 31, 2022, was less than $0.1 million payment of shares repurchased and cancelled.

Total  Holdings
The Company holds the following cash, treasury bills, stablecoins (USDC and Tether), and digital asset holdings as of March 31, 2023 and December 31, 2022 (in thousands):

	March 31, 2023		December 31, 2022
	Book value	Market Value (1)	Book value	Market Value (1)
Bitcoin	$20,859	$41,283	$17,549	$22,974
Ethereum	2,022	4,525	2,022	3,031
Algorand	699	947	686	715
Other digital assets	60	129	45	53
Cash and cash equivalents	17,854	17,854	20,494	20,494
USDC	27	27	-	-
Tether	-	-	-	-
Treasury bills	36,128	36,128	31,981	31,981
Total holdings	$77,649	$100,893	$72,777	$79,248

(1) Market rate represents a determination of fair market value derived from publicly available information.

Material Capital Commitments
The Company currently has no material commitments for capital expenditures.

Off-Balance Sheet Arrangements
The Company did not have any off-balance sheet arrangements during any of the periods presented.

Critical Accounting Policies and Estimates
See "Critical Accounting Policies and Estimates" set forth under “Management’s Discussion and Analysis of the Financial Condition and Results of Operations” of our Form 1-K/A dated May 1, 2023. There have been no material changes to our critical accounting policies and estimates since our Form 1-K/A dated May 1, 2023.

Employees and Human Capital Resource Management
Our employees are critical to our mission to ignite an exodus from the traditional finance system by empowering people to secure, manage and use their crypto assets.  Our key human capital management objectives are to attract, retain and develop the highest quality talent. To achieve these objectives, our human resources programs are designed to prepare our talent for critical roles and leadership positions for the future; reward and support employees through competitive pay and benefits; enhance our culture through efforts aimed at making the workplace more engaging and inclusive; and acquire talent and facilitate internal talent mobility to create a high-performing and diverse workforce.

As of March 31, 2023, we had approximately 195 full-time equivalent “FTE”, the majority of whom are engaged in customer support and engineering. Our FTE are paid exclusively in Bitcoin. None of our team members are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages and we consider our relations with our team members to be good.  Within our FTEs, approximately 130 team members are located outside of the U.S.  in approximately 50 countries located on six different continents.

Available Information
Our website is located at www.exodus.com, and our investor relations website is located at https://www.exodus.com/investors/. Our annual reports on Form 1-K, semi-annual reports on Form 1-SA, and any other required reports, and any amendments to these reports, will be available through our investor relations website, free of charge, after we file them with the Securities and Exchange Commission (“SEC”). We will also provide a link to the section of the SEC's website at www.sec.gov that contains, in electronic form, each of the reports and other information that we file or furnish with the SEC.

We will webcast via our investor relations website our earnings calls and certain events we participate in or host with members of the investment community. Our investor relations website also provides notifications of news or announcements regarding our financial performance and other items of interest to our investors, including SEC filings, investor events, quarterly and annual financials, press and earnings releases, and blogs. Exodus uses the following as means of disclosing material nonpublic information and for complying with disclosure obligations under Regulation Fair Disclosure: websites exodus.com/investors and exodus.com/blog; press releases; public videos, calls and webcasts; and social media: Twitter (@exodus_io and JP Richardson's feed @jprichardson), Facebook, LinkedIn, and YouTube.  We also share news and product updates on our YouTube channel, which may be of interest or material to our investors.  The content of our websites is not incorporated by reference into this report or in any report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Other Information

Controls and Procedures

Material Weaknesses
During 2022, management identified errors in its previously reported financial information as of and for the year ended December 31, 2022. As a result of the errors that have been identified, we have identified a material weakness in the Company’s control environment whereby the Company did not design and maintain effective internal control over financial reporting with respect to the expertise and quantity of its resources. Specifically, management did not effectively execute a strategy to hire, train, and retain a sufficient quantity of personnel with an appropriate level of training, expertise, and experience in certain areas important to financial reporting. In addition, we also identified a material weakness whereby management did not design and implement effective control activities based on the criteria established in the Committee of Sponsoring Organizations framework. Specifically, the control activities did not adequately (i) address relevant risks, (ii) provide evidence of performance, (iii) provide appropriate segregation of duties, or (iv) operate at a level of precision to identify all potentially material errors.

Remediation Plan
Management is committed to remediating its material weaknesses as promptly as possible. Management is in the process of implementing its remediation plan. We have initiated and intend to continue to implement measures designed to improve our internal control over financial reporting to remediate the material weaknesses, including the following:
•
We continue to be in the process of adding personnel within our accounting function to allow for further segregation of reporting duties.  We are in the process of strengthening segregation of duties between the preparer and reviewer of controls related to financial accounting and reconciliation. We are also in the process of strengthening segregation of duties between those with access to book journal entries and those responsible for reviewing journal entries booked.

•
We have initiated formalizing our internal controls environment and activities and intend to hire a Sarbanes Oxley (“SOX”) readiness consultant to help perform a risk assessment and scoping of key systems and business processes, including a risk assessment at the financial statement assertion level to ensure that the level of precision of relevant controls is adequate to address the identified risks. We will continue to revise our risk assessment and scoping to rectify any deficiencies noted, enhance design and implement new controls if needed, expand education and training where necessary, update documentation, and add any necessary reviews by our management. We will continue to remediate the design appropriateness of certain specific controls and test the design of remediated controls.

We believe the hiring of accounting personnel and an additional SOX readiness resource and the implementation of processes and controls to better identify and manage segregation of duties will remediate the identified control activities material weaknesses.

Changes in Internal Control over Financial Reporting
We rely extensively on information systems to manage our business and summarize and report operating results. In 2021, we began an implementation of a new Enterprise Resource Planning system (“ERP”), which will replace much of our existing core financial systems. The ERP system is designed to accurately maintain our financial records, enhance the flow of financial information, improve data management, and provide timely information to our management team. The implementation continued during fiscal year 2022.  Other than described herein, there have been no other changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We intend to evaluate quarterly whether such changes in our processes and procedures materially affect our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures
In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Consolidated Financial Statements
Exodus Movement, Inc. and Subsidiaries
Consolidated Balance Sheets
(In Thousands, except share amounts)

ASSETS	March 31, 2023	December 31, 2022
CURRENT ASSETS
Cash and cash equivalents	$17,854	$20,494
U.S. dollar coin	27	-
Accounts receivable	1,790	1,488
Prepaid expenses	1,611	2,752
Treasury bills	36,128	31,981
Other current assets	57	77
Total current assets	57,467	56,792
OTHER ASSETS
Fixed assets, net	552	617
Digital assets, net	23,640	20,302
Software assets, net	8,444	7,490
Indefinite-lived assets	1,945	1,945
Other investments	689	694
Deferred tax assets	1,369	1,369
Total other assets	36,639	32,417
TOTAL ASSETS	$94,106	$89,209
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$950	$610
Other current liabilities	4,048	2,389
Total current liabilities	4,998	2,999
LONG-TERM LIABILITIES
Deferred tax liability	366	366
Total long-term liabilities	366	366
Total liabilities	5,364	3,365
STOCKHOLDERS’ EQUITY
Preferred stock
$0.000001 par value, 5,000,000 shares authorized, no shares issued and outstanding	-	-
Class A Common Stock
$0.000001 par value, 32,500,000 shares authorized,	-	-
3,703,680 issued and outstanding as of March 31, 2023	-	-
3,543,791 issued and outstanding as of December 31, 2022	-	-
Class B Common Stock
$0.000001 par value, 27,500,000 shares authorized,	-	-
21,798,714 issued and outstanding as of March 31, 2023	-	-
21,798,414 issued and outstanding as of December 31, 2022	-	-
ADDITIONAL PAID IN CAPITAL	118,819	116,644
ACCUMULATED OTHER COMPREHENSIVE LOSS	(744)	(694)
ACCUMULATED DEFICIT	(29,333)	(30,106)
Total stockholders’ equity	88,742	85,844
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$94,106	$89,209

The accompanying notes are an integral part of these consolidated financial statements

Exodus Movement, Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income (Loss)
(In Thousands, except per share amounts)

	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022 (restated)

OPERATING REVENUES	$13,345	$15,384

COST OF REVENUES	6,857	7,611
GROSS PROFIT	6,488	7,773

OPERATING EXPENSES
General and administrative	5,972	9,085
(Gain) impairment of digital assets, net	(441)	4,047
Total operating expenses	5,531	13,132
Income (loss) from operations	957	(5,359)
OTHER INCOME
Unrealized gain on investments	104	162
Interest income	419	120
Total other income	523	282
Income (loss) before income taxes	1,480	(5,077)
INCOME TAX (EXPENSE) BENEFIT	(707)	1,643
NET INCOME (LOSS)	$773	$(3,434)
OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(50)	54
COMPREHENSIVE INCOME (LOSS)	$723	$(3,380)
Basic net income (loss) per share
Basic net income (loss) per share of common stock – Class A	$0.21	$(1.26)
Diluted net income (loss) per share of common stock – Class A	$0.11	$(1.26)
Basic net income (loss) per share of common stock – Class B	$0.04	$(0.15)
Diluted net income (loss) per share of common stock – Class B	$0.03	$(0.15)
Weighted average number of shares and share equivalents outstanding
Weighted average number of shares used in basic computation – Class A	3,632	2,731
Weighted average number of shares used in diluted computation – Class A	7,185	2,731
Weighted average number of shares used in basic computation – Class B	21,833	22,546
Weighted average number of shares used in diluted computation – Class B	24,022	22,546

The accompanying notes are an integral part of these consolidated financial statements.

Exodus Movement, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity
(In Thousands)

	Class A Shares	Class B Shares	Additional Paid In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity
BALANCES as of January 1, 2022	2,730	22,510	$111,705	$(788)	$(6,960)	$103,957
Stock based compensation	-	-	1,906	-	-	1,906
Exercised options	-	-	1	-	-	1
Shares repurchased and cancelled	-	-	(5)	-	-	(5)
Foreign currency translation adjustment (restated)	-	-	-	54	-	54
Net loss (restated)	-	-	-	-	(3,434)	(3,434)
BALANCES as of March 31, 2022 (restated)	2,730	22,510	$113,607	$(734)	$(10,394)	$102,479
BALANCES as of January 1, 2023	3,544	21,798	116,644	(694)	(30,106)	85,844
Stock based compensation	-	-	2,326	-	-	2,326
Exercised options	-	1	1	-	-	1
Issuance of Common Stock upon settlement of restricted stock units, net of shares withheld for taxes	160	-	(152)	-	-	(152)
Foreign currency translation adjustment	-	-	-	(50)	-	(50)
Net income	-	-	-	-	773	773
BALANCES as of March 31, 2023	3,704	21,799	$118,819	$(744)	$(29,333)	$88,742

The accompanying notes are an integral part of these consolidated financial statements.

Exodus Movement, Inc. and Subsidiaries
Consolidated Statements of Cash Flow
(In Thousands)

	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022 (restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$773	$(3,434)
Adjustments to reconcile net income (loss) to
Net cash provided by operating activities
Depreciation and amortization	987	399
Deferred tax benefit	-	(2,088)
(Gain) impairment of digital assets, net	(441)	4,047
Non-cash revenue – related party	-	(112)
Unrealized gain on investments	(104)	(162)
Stock based compensation	1,882	1,498
Non-cash activities settled in digital assets (1)	(3,768)	(732)
Change in operating assets and liabilities:
Prepaid expenses	1,141	1,497
Other current assets	20	211
Treasury bills	(260)	-
Other investments	(1)	-
Accounts payable	340	(1,509)
Other current liabilities	731	442
Net cash provided by operating activities	1,300	57

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets	(11)	(141)
Purchase of treasury bills	(21,978)	-
Redemption of treasury bills	18,200	-
Purchases of indefinite-lived assets	-	(16)
Net cash used in investing activities	(3,789)	(157)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of shares repurchased and cancelled	-	(5)
Repurchase of shares to pay employee withholding taxes	(152)	-
Exercise of stock options	1	-
Net cash used in financing activities	(151)	(5)

Change in cash and cash equivalents	(2,640)	(105)
Cash and cash equivalents
Beginning of period	20,494	5,375
End of period	$17,854	$5,270

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Non-cash stock options exercised – USDC	$-	$1
Non-cash capitalized software costs settled in digital assets (including stock based compensation of $444 and $408, respectively)	$(1,860)	$(2,059)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for income taxes	$(2)	$(1)

(1)	Cryptocurrency includes stablecoin and digital assets (See Note 1).

Notes to Consolidated Financial Statements

Exodus Movement, Inc. and Subsidiaries

As of March 31, 2023 and December 31, 2022 and for the
Three Months Ended March 31, 2023 and 2022
(In Thousands)

1.	Nature of Business and Summary of Significant Accounting Policies

Nature of Operations
Exodus Movement, Inc. and its wholly owned subsidiaries, Proper Trust AG, a Swiss corporation and 3ZERO, LLC, a Delaware limited liability company (collectively, “Exodus” or “the Company” or “we”) is a technology company incorporated in Delaware in July 2016 that has developed the Exodus Platform, an unhosted and self-custodial cryptocurrency software wallet for multiple types of digital assets. We have created a self-custodial cryptocurrency wallet (meaning we never have any access to wallet holders’ digital assets) and partnered with third parties to provide various services that utilize our wallet through our crypto platform. Exodus earns revenue from providers of these services, which include crypto to crypto swaps, and the ability to earn rewards on staked crypto assets. We operate in the blockchain and crypto asset industry and users of our products range from people completely unfamiliar to quite familiar with this technology. The Exodus Platform can currently be downloaded from the exodus.io website, the iOS app store, the Google Play store, and the Chrome Web Store.

Basis of Presentation and Principles for Consolidation
The accompanying consolidated financial statements of the Company are presented in U.S. Dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The Company determines the consolidation for affiliated entities using Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”). ASC 810 requires consolidation if the reporting entity has a controlling financial interest in another entity, through voting interests or other means. We consolidate a variable interest entity (“VIE”) if it has the power to direct the activities that most significantly impact the VIE’s economic performance and if the reporting entity is the primary beneficiary of the affiliated entity. In March 2020, we incorporated a wholly owned subsidiary, Proper Trust AG, based in Zug, Switzerland. In April 2023, we incorporated a wholly owned subsidiary, 3ZERO, LLC, based in the United States.

Use of Estimates
The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. The most significant estimates are regarding value of digital assets, software development costs, and revenue recognition. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Foreign Currency Translation
The assets and liabilities of the Company’s subsidiaries are recorded in the functional currency and translated into U.S Dollars at exchange rates in effect at the consolidated balance sheet date.  Income and expense items are translated at the average exchange rates prevailing during the period.  The effects of these translation adjustments are presented in the consolidated statements of stockholders’ equity and in the consolidated statements of operations and comprehensive loss.

Fluctuations in the Company’s functional currency from our net investment in the Company’s subsidiaries expose us to foreign currency translation risk, where changes in foreign currency exchange rates may adversely affect our results of operations upon translation into U.S. Dollars. We recognized a loss on translation adjustments of $0.1 million for the three months ended March 31, 2023, compared to a gain on translation adjustments of $0.1 million for the three months ended March 31, 2022, in foreign currency translation adjustment on the consolidated statements of comprehensive income (loss).

Accumulated Other Comprehensive Loss
Accumulated other comprehensive loss includes any gain or loss on foreign currency translation.

Cash and Cash Equivalents
Cash and cash equivalents primarily consist of cash, money market funds and treasury bills with original maturities of three months or less in which the Company is exposed to market and credit risk. The Company maintains its cash in deposit accounts which at times, may exceed federally insured limits. There was no balance of cash at licensed crypto currency exchanges as of March 31, 2023 or December 31, 2022. There were no treasury bills included in cash and cash equivalents as of March 31, 2023 and $4.0 million as of December 31, 2022.

U.S. Dollar Coin (“USDC”)
USDC is a stablecoin digital assets that is backed by U.S. dollars or other liquid assets and are accounted for as financial instruments.  USDC can be redeemed for one U.S. Dollar on demand from the issuer.  The Company had less than $0.1 million USDC as of March 31, 2023 and no USDC as of December 31, 2022.

Accounts Receivable
The Company records accounts receivable at the invoiced amount. The Company does not maintain an allowance for doubtful accounts to reserve for potentially uncollectible receivables, as the Company has no history of past due payments or disputes with our current application programming interface (“API”) providers. Accounts receivable were $1.8 million and $1.4 million as of March 31, 2023 and December 31, 2022, respectively.

The term between invoicing and when payment is due is not significant.

The Company has two types of financial instruments that may be subject to credit risk.  The Company maintains bank accounts in which the balances sometimes exceed the Federal Deposit Insurance Corporation (“FDIC”) limit of $250,000.  The Company’s receivables have short payment terms and therefore have limited credit risk.

Segment Reporting
Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the “CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial information presented on a global consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates as one operating segment and one reportable segment.

Recent Accounting Pronouncements
In March 2022, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 121 (“SAB 121”), which provides interpretive guidance for the safeguarding of crypto assets held on a reporting entity’s platform for its users.  The guidance requires that if the reporting entity has control of the crypto assets, the entity should record a corresponding liability on its balance sheet.  Both the asset and liability should be measured at fair value.  Additional disclosures related to the nature and amount of crypto assets held are required.  The guidance is effective for interim or annual financial statements ending after June 15, 2022.  The Company’s platform is an unhosted and self-custodial cryptocurrency software wallet. The Company provides the visual interface and an API for the users of our wallet (“users”) to be able to interact with the API provider whereby the provider is allowed to integrate its services into our platform for use by users. The Company does not act as an agent of the API provider nor does the Company have access to our users’ wallet private cryptographic keys nor are we involved in any record keeping. Because the Company does not have access to the users’ private cryptographic keys, the Company is therefore unable to have any involvement with their assets. During the entire user experience, the Company is clearly shown to have no responsibility for safeguarding assets. The Company does not have the ability to troubleshoot beyond basic wallet functionality such as sending and receiving. Therefore, absent an issue or dispute around wallet functionality, the Company is only able to refer the user to the API provider and has no ability to resolve disputes with API providers on the users’ behalf.  The Company concluded that it does not have control over our users’ wallets’ crypto assets, and therefore the guidance does not apply.

The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted, would have a material effect on the accompanying financial statements.

Fixed Assets
Fixed assets are recorded at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets, which generally range from 3-5 years for equipment and furniture and 8 years for vehicles. The Company tests its assets for impairment whenever events or changes in circumstances indicate the asset’s carrying value may not be recoverable.  Any asset deemed to be impaired will have its carrying value and depreciation rates reduced accordingly.

Intangible Assets

Digital Assets
Digital assets are recorded at cost less impairment and are classified as indefinite-lived intangible assets. An intangible asset with an indefinite useful life is not amortized but assessed for impairment daily when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Software Development Costs
We apply ASC 985-20, Software—Costs of Software to Be Sold, Leased, or Marketed, in analyzing our software development costs. ASC 985-20 requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility for a software product in development. Software development costs associated with establishing technological feasibility are expensed as incurred. Technological feasibility is established upon the completion of a working model. Based on our software development process, the working model is almost immediately placed in service. As such, development costs that meet the criteria for capitalization are not deemed material and are expensed as incurred under ASC 985-20.

We apply ASC 350-40, Intangibles—Goodwill and Other—Internal Use Software, in the review of certain system projects. These system projects generally relate to software not hosted on our users’ systems, where the user has no access to source code, and it is infeasible for the user to operate the software themselves without Exodus servers in place. In these reviews, all costs incurred during the preliminary project planning stages are expensed as incurred. Once the projects have been committed to and it is probable that the projects will meet functional requirements, costs are capitalized. These capitalized software costs are amortized on a project-by-project basis over the expected economic life of the underlying product on a straight-line basis, which is typically three years. Amortization commences when the software is available for its intended use.

We accounted for website development costs in accordance with ASC 350-50, Website Development Costs. We capitalized internally developed website costs when the website was under development and reached technological feasibility. We amortized these costs over an estimated life of three years.

Indefinite-Lived Assets
The Company applies ASC 350-30, Intangibles—Goodwill and Other, General Intangibles Other Than Goodwill in analyzing our indefinite-lived assets. ASC 350-30 requires that the cost included in the purchase of indefinite-lived assets, such as our domain name and trademark, should be recorded on the consolidated balance sheets.  The indefinite-lived assets do not have a definite life, therefore no amortization will be recognized on these assets. The Company performed an annual impairment review of fair market value of the indefinite-lived assets and impaired assets with fair value less than the carrying value as of March 31, 2023.

Non-Cash Activities Settled In Digital Assets
For the three months ended March 31, 2023 and 2022, the Company had the following non-cash activities settled in digital assets on the statement of cash flows (in thousands):

	Three Months Ended March 31,
	2023	2022

Accounts receivable	$(302)	$350
Digital assets, revenue	(13,345)	(15,272)
Digital assets, expenses	9,000	12,053
Payroll liabilities	928	2,083
Currency translation related to digital assets	(49)	54
Non-cash activities settled in digital assets	$(3,768)	$(732)

Fair Value Measurements
Fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy is used in selecting inputs, with the highest priority given to Level 1, as these are the most transparent or reliable:

•	Level 1 – Quoted prices for identical instruments in active markets.

•
Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

•	Level 3 – Valuations derived from valuation techniques in which one or more significant inputs are not observable.

Prices may fall within Level 1, 2 or 3 depending upon the methodology and inputs used to estimate fair value for each specific security. In general, securities are priced using third-party pricing services. Securities not priced by pricing services are submitted to independent brokers for valuation and, if those are not available, internally developed pricing models are used to value assets using a methodology and inputs that market participants presumably would use to value the assets. Prices obtained from third-party pricing services or brokers are not adjusted.

Our financial assets are summarized below as of March 31, 2023 and December 31, 2022, with fair values shown according to the fair value hierarchy (in thousands):

	Carrying Value	Fair Value	Quoted Prices Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
March 31, 2023
Money market	$11,326	$11,326	$11,326	$-	$-
Treasury bills	36,128	36,128	36,128	-	-
tZERO investment	342	342	342	-	-
Certificate of deposit	247	247	-	247	-
Security Token Group investment	100	(A)	-	-	-
	$48,143
December 31, 2022
Money market	$10,986	$10,986	$10,986	$-	$-
Treasury bills	35,971	35,971	35,971	-	-
tZERO investment	348	348	348	-	-
Certificate of deposit	246	246		246
Security Token Group investment	100	(A)	-	-	-
	$47,651

(A)	These investments are recorded at cost.

There are no level 3 investments as of March 31, 2023 or December 31, 2022.

Revenue Recognition
The Company applies the provisions of ASC 606, Revenue from Contracts with Customers to determine the measurement of revenue and the timing of when it is recognized. Under ASC 606, revenue is measured as the amount of consideration we expect to be entitled to, in exchange for transferring products or providing services to our customers and is recognized when performance obligations under the terms of contracts with our customers are satisfied. ASC 606 prescribes a five-step model for recognizing revenue from contracts with customers: (1) identify contract(s) with the customer; (2) identify the separate performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the separate performance obligations in the contract; and (5) recognize revenue when (or as) each performance obligation is satisfied.

Exchange Aggregation, Fiat Onboarding, and Staking
The Company recognizes various charges to API providers which are based on user interactions conducted through APIs as revenue. Currently, the Company has API agreements with providers of digital asset-to-digital asset exchanges, fiat-to-digital asset conversions, and digital asset staking. The Company allows the providers to provide software services, which permit a user of our unhosted and self-custodial cryptocurrency software wallet to access the services of the provider through the APIs. Under the terms and conditions of the agreements, the Company and the providers have integrated the APIs into the Exodus Platform. In consideration for the integration by the Company of the APIs into the Exodus Platform software, API providers pay us an API fee for certain user interactions with API. These interactions are typically transactions of services between provider and a user, effected through the API.

The geography of our user base is not the same as the geography of our API provider base. The following table presents our operating revenues disaggregated by geography, based on the addresses of our API providers and other revenue sources (in thousands):

	Three Months Ended March 31,
	2023		2022
APAC(1)	$7,769	58.2%	$7,792	50.7%
Other Americas(1)	4,909	36.8	6,944	45.1
EMEA(1)	660	4.9	541	3.5
United States	7	0.1	107	0.7
Operating revenues	$13,345	100.0%	$15,384	100.0%

(1)	Regions represent Europe, the Middle East, and Africa (EMEA); Asia-Pacific (APAC); and Canada and Latin America (Other Americas)

The following table presents our operating revenues disaggregated by product (in thousands):

	Three Months Ended March 31,
	2023		2022
Exchange aggregation	$12,630	94.7%	$14,929	97.1%
Staking	158	1.2	285	1.9
Fiat onboarding	527	3.9	-	-
Other(1)	5	-	123	0.8
Consulting	25	0.2	25	0.2
Gaming	-	-	22	-
Operating revenues	$13,345	100.0%	$15,384	100.0%

(1)	Includes $0.1 million of related party revenues for the three months ended March 31, 2022. There was no related party revenue for the three months ended March 31, 2023. See Note 13.

Operating revenues from major API providers exceeding 10% of the total operating revenues for the three months ended March 31, 2023 and 2022 were as follows:

	Three Months Ended March 31,
	2023	2022
Number of major API providers	5	5
Percentage of operating revenues	84.3%	89.0%
Amount of revenues (in thousands)	$11,248	$13,695

For transaction-based API fees, the transaction price is allocated per qualified interaction between the provider and the user. Exchange interactions (from API to the Company to permit the exchange to be incorporated into our wallet, solely with respect to users of the Exodus wallet) generate API fees, and the Company tracks fees earned on a daily basis. The provider pays 2% of the transaction price to the Company. As each transaction-based API interaction occurs, we realize revenue. With the majority of our revenue being transaction based, our revenue can vary significantly based on the type and number of interactions that occur each day.  The performance obligations are such that the Company allows the API providers to provide software services which permit a user of Exodus’s unhosted and non-custodial digital asset software wallet to exchange one digital asset for another digital asset (the “Exchange Services”). The API providers supply an application program interface to permit the Exchange Services to be integrated into the unhosted wallet software (the “Exchange API”). Under the terms and conditions of the agreements, the Company and the Exchange Providers have integrated the Exchange APIs into the Exodus wallet.

For non-transaction-based API fees, the Company recognizes revenues based on performance obligations in the underlying contracts having been identified, priced, allocated, and satisfied.

The Company has concluded that the contracts do not contain any significant financing components, as either the period between receipt of the funds and the satisfaction of performance obligations is largely within one year, or  much of the transaction consideration is variable, and is not substantially within the control of the parties to the contract.

As of March 31, 2023 and December 31, 2021, the Company had no outstanding performance obligations, therefore there were no contract assets or liabilities on the consolidated balance sheets.

Cost of Revenues
The Company’s costs of revenues are classified as software development, user support, and security and wallet operations. Depreciation related to cost of revenues equipment and amortization of software assets related to cost of revenues are also included in costs of revenues.

Software Development
Software development expenses represent costs incurred the Company for the development of the Exodus Platform, individual API integrations, and our application ecosystem. These include: related salaries and costs, fees paid to consultants and outside service providers. Most software development costs are expensed as incurred except for costs associated with internal use software.

User Support
User support includes related salaries and costs, fees paid to consultants and outside service providers, and software or applications used for user support. User support expenses are expensed as incurred.

Security and Wallet Operations
Security and wallet operations expenses consist of development operations and security related activities. Costs are primarily related salaries and costs, fees paid to consultants and outside service providers, and costs related to web hosting and maintaining servers. Most costs are expensed as incurred except for costs associated with internal use software.

Depreciation and Amortization
Depreciation and amortization expenses consist of depreciation of fixed assets and amortization of software assets.

Operating Expenses
The Company’s operating expenses are classified as general and administrative, advertising and marketing, depreciation related to general and administrative equipment , impairment of digital assets, and gain on sale of digital assets.

General and Administrative
General and administrative expenses consist of administrative, compliance, legal, investor relations, financial operations, information technology, and foreign currency gain or loss. They include related salaries and costs, office expenses, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including but not limited to technology subscriptions, travel, utilities, and vehicle expenses.

Advertising and marketing expenses include marketing and business development related activities consisting primarily of advertising, corporate marketing, public relations, promotional items, events and conferences, related salaries, and fees paid for software applications used for advertising and marketing.  Advertising and marketing expenses are expensed as incurred.

(Gain) Impairment of Digital Assets, net
Impairment of digital assets includes the impairment of digital assets and gain on sale of digital assets.

Stock-based Compensation
Stock-based compensation cost is estimated at the grant date based on the fair value of the option award and is recognized as expense ratably over the vesting period of the award. The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and the Company uses different assumptions, its stock-based compensation expense could be materially different in the future. The Company elected to account for its graded vesting awards on a straight-line basis over the requisite service period for the entire award.  Stock-based compensation is recorded in cost of revenues and general and administrative to align this benefit with team member salary expense on the consolidated statements of operations and comprehensive income (loss).

Income Taxes
The Company uses the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities at currently enacted tax rates.

These temporary differences primarily relate to net operating loss carryforwards available to offset future taxable income. Valuation allowances are established, if necessary, to reduce a deferred tax asset to the amount that will more likely than not be realized.

The Company recognizes tax liabilities from an uncertain tax position only if it is more likely than not that the tax position will not be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. There are no uncertain tax positions that have been recognized in the accompanying consolidated financial statements. The Company is required to file tax returns in the U.S. federal jurisdiction and various states and local municipalities. The Company’s policy is to recognize interest and penalties related to uncertain tax benefits in operating expenses. The Company paid no penalties during the three months ended March 31, 2023.

Earnings per Share
The Company uses the if converted method to calculate earnings per share.  Basic net income per share was computed by allocating undistributed earnings to common shares and using the weighted-average number of common shares outstanding during the period. Diluted net loss per share was computed using the weighted-average number of common shares and, if dilutive, the potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options or vesting of restricted stock units. The dilutive effect of outstanding stock options is reflected in diluted earnings per share. All outstanding dilutive securities have been excluded from the computation of diluted net loss per share as they are anti-dilutive.

The following table sets forth the computation of basic and diluted net loss per share of common stock (in thousands, except per share amounts):

	Three Months Ended March 31,
	2023	2022

Basic net income (loss) per share:
Numerator
Allocation of undistributed earnings	$773	$(3,434)
Denominator
Weighted-average number of shares used in per share computation – Class A	3,632	2,731
Weighted-average number of shares used in per share computation – Class B	21,833	22,546
Basic net income (loss) per share – Class A	$0.21	$(1.26)
Basic net income (loss) per share – Class B	$0.04	$(0.15)

Diluted net income (loss) per share:
Numerator
Allocation of undistributed earnings	$773	$(3,434)
Denominator
Weighted-average number of shares used in basic computation – Class A	7,185	2,731
Weighted-average number of shares used in basic computation – Class B	24,022	22,546
Diluted net income (loss) per share – Class A	$0.11	$(1.26)
Diluted net income (loss) per share – Class B	$0.03	$(0.15)

Diluted earnings per share includes the dilutive effect of common stock equivalents and is computed using the weighted-average number of common stock and common stock equivalents outstanding during the reporting period. Diluted earnings per share for the three months ended March 31, 2022 excluded common stock equivalents because the effect of their inclusion would be anti-dilutive or would decrease the reported loss per share.

The following table sets forth securities outstanding that could potentially dilute the calculation of diluted earnings per share (in thousands):

	Three Months Ended March 31,
	2023	2022

Stock options outstanding	-	2,252
Unvested restricted stock units	-	501
Number of anti-dilutive shares	-	2,753

2.	Prepaid Expenses

The Company prepays certain expenses due to the nature of the service provided or to capture certain discounts. The table below shows a breakout of these prepaid expenses for the periods presented (in thousands):

	March 31, 2023	December 31, 2022
Prepaid cloud services	$1,056	$2,154
Prepaid software	496	559
Accounting, consulting, and legal services	59	39
Prepaid expenses	$1,611	$2,752

3.	Other Current Assets

Other current assets consisted of the following (in thousands):

	March 31, 2023	December 31, 2022
Other	$57	$77
Other current assets	$57	$77

4.	Intangible Assets

Indefinite-Lived Asset

Indefinite-lived assets consisted of the following (in thousands):

	March 31, 2023	December 31, 2022

Exodus.com domain name	$1,945	$1,945
Indefinite-lived assets, net	$1,945	$1,945

The Company purchased the exodus.com domain name in the first quarter of 2021 for $1.9 million. The Company purchased the Exodus Instagram handle during the third quarter of 2021 for $0.1 million and subsequently impaired as of December 31, 2022 as part of our annual impairment review. The Company considers these assets to be indefinite-lived assets so no amortization will be recognized.

Digital Assets
The Company uses Bitcoin and other digital assets in the ordinary course of its business and includes them as digital assets on the consolidated balance sheets.

The Company considers these digital assets to be intangible assets and records them at cost less impairment. Digital assets not directly exchanged from the Company’s U.S. Dollar holdings are valued based on publicly available pricing data obtained from a well-known pricing service. The Company tracks its digital assets on a first in, first out basis and evaluates daily holdings for impairment. Realized gains or losses on digital asset transactions are calculated as the difference between the value of the price sold compared to the impaired cost.

For the three months ended March 31, 2023, the Company recorded net gain of digital assets of $0.4 million on the consolidated statements of operations and comprehensive income (loss). For the three months ended March 31, 2022, the Company recorded a net impairment of digital asset of $4.0 million on the consolidated statements of operations and comprehensive income (loss).

The table below outlines the value of our digital assets based on publicly available rates as of the dates presented as well as the book value (in thousands, except units):

	March 31, 2023			December 31, 2022
	Units	Book value	Market value (1)	Units	Book value	Market value (1)
Bitcoin (BTC)	1,497	$20,859	$41,283	1,391	$17,549	$22,974
Ethereum (ETH)	2,538	2,022	4,525	2,538	2,022	3,031
Algorand (ALGO)	4,335,150	699	947	4,263,132	686	715
Other digital assets	26,270	60	129	25,339	45	53
Digital assets, net		$23,640	$46,884		$20,302	$26,773

(1)	Market rate represents a determination of fair market value derived from publicly available information.

5.	Fixed Assets, Net

Fixed assets, net, consisted of the following (in thousands):

	March 31, 2023	December 31, 2022
Computer equipment	$1,063	$1,049
Vehicles	256	256
Furniture and fixtures	18	18
Fixed assets, gross	1,337	1,323
Less: accumulated depreciation	(785)	(706)
Fixed assets, net	$552	$617

Depreciation expense was $0.1 million for both of the three months ended March 31, 2023 and 2022.

6.	Software Assets, Net

Software assets, net, consisted of the following (in thousands):

	March 31, 2023	December 31, 2022
Internal use software	$13,501	$11,640
Website	53	53
Software assets, gross	13,554	11,693
Less: accumulated amortization	(5,110)	(4,203)
Software assets, net	$8,444	$7,490

The following summarizes the future amortization expense (in thousands):

12 Months Ending March 31,
2024	$3,952
2025	3,276
2026	1,216
$8,444

Amortization expense was $0.7 million and $0.3 million for the three months ended March 31, 2023 and 2022, respectively.

7.	Other Current Liabilities

Other current liabilities consisted of the following (in thousands):
	March 31, 2023	December 31, 2022

Payroll liabilities	$3,187	$2,259
Income taxes payable	818	113
Consulting liabilities	43	17
Other current liabilities	$4,048	$2,389

8.	Other Long Term Liabilities

Other long term liabilities consisted of the following (in thousands):
	March 31, 2023	December 31, 2022

Other liabilities	$366	$366
Other liabilities	$366	$366

9.	Stockholders’ Equity

The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A common stock.

In November 2021, the Company authorized a share repurchase program.  The plan provides $2.0 million towards redemption of its outstanding shares of Class A common stock at a price up to $55.00 per share. As of December 31, 2022, the Company has cumulatively repurchased and cancelled 4,778 shares worth $0.1 million on the consolidated financial statements. During the fourth quarter of 2022, the Executive Officers repurchased 308 shares.  The share repurchase program expired as of December 31, 2022.

The Company’s Class A common stock is represented by digital Common Stock Tokens that can be viewed through the Exodus Platform. Common Stock Tokens are not shares of Class A common stock; rather, they are digital representations of the number of shares purchased and held by a given stockholder. In September 2021, Common Stock Tokens began trading on tZERO ATS (“tZERO”), the regulated alternative trading system and Financial Industry Regulatory Authority (“FINRA”) member broker-dealer subsidiary of tZERO, a leader in blockchain innovation and liquidity for digital assets. In March 2022, Common Stock Tokens also began trading on Securitize Markets, LLC, a regulated alternative trading system and FINRA member broker-dealer subsidiary of Securitize, Inc.  Both the Company’s transfer agent, Securitize LLC, a Delaware limited liability company (“Transfer Agent”), and tZERO have the ability to support trades of our Class A common stock and transfers of our Common Stock Tokens.

Stock-Based Compensation

Options and Equity Grants Issued
The 2019 Equity Incentive Plan adopted in September 2019 (the “2019 Plan”) permitted the Company to grant non-statutory stock options, incentive stock options and other equity awards to Exodus team members, directors and consultants. The exercise price for options issued under the 2019 Plan is determined by the board of directors, but will be (i) in the case of an incentive stock option granted to an employee or consultant who owns stock representing more than 10% of the voting power of all classes of stock of Exodus, no less than 110% of the fair market value per share on the date of grant; or (ii) granted to any other employee or consultant, no less than 100% of the fair market value per share on the date of grant. The contractual life for all options issued under the 2019 Plan is 10 years. The 2019 Plan authorized grants to issue up to 3,000,000 options (prior to the 2021 Employee Equity Redemption Plan) that are convertible into shares of authorized but unissued Class B common stock.  Upon Class B common stock exercised during the period, 2,176,718 are authorized as of March 31, 2023.

In August 2021, the Company also adopted the 2021 Equity Incentive Plan (the “2021 Plan”).  The 2021 Plan permits the Company to grant non-statutory stock options, incentive stock options and other equity awards, such as restricted stock awards, to Exodus team members, directors, and consultants. The exercise price for options issued under the 2021 Plan is determined by the board of directors, but will be (i) in the case of an incentive stock option granted to an employee who owns stock representing more than 10% of the voting power of all classes of stock of Exodus, no less than 110% of the fair market value per share on the date of grant; or (ii) granted to any other employee or consultant, no less than 100% of the fair market value per share on the date of grant. The contractual life for all options issued under the 2021 Plan is 10 years. The 2021 Plan initially authorized grants to issue up to 2,780,000 awards that are convertible into shares of authorized but unissued Class A common stock.  Pursuant to the 2021 Plan, the Company increased our share pool by 5% of our total shares of capital stock.  In 2022, the total shares of our Class A common stock reserved for issuance increased by 1,875,000 for a total of 4,655,000 shares under the 2021 Plan.  As of March 31, 2023, 3,534,190 restricted stock units have been authorized and outstanding with a fair value of $11.3 million and 1,485 restricted stock units are vested but not yet issued.

Upon the approval of the 2021 Plan, the Company can no longer grant non-statutory stock options, incentives stocks options or other equity awards to Exodus employees, directors or consultants under the 2019 Plan.

Terms of our share-based compensation are governed by the plan in which options were issued.

Options Valuation
We calculate the fair value of stock-based compensation awards granted to employees and non-employees using the Black-Scholes option-pricing method. If we determine that other methods are more reasonable, or other methods for calculating these assumptions are prescribed by regulators, the fair value calculated for our stock options could change significantly. Higher volatility and longer expected lives would result in an increase to stock-based compensation expense to non-employees determined at the date of grant.

The material factors incorporated in the Black-Scholes model in estimating the fair value of the options granted for the periods presented were as follows:

•	Expected dividend yield. The expected dividend is assumed to be zero as we have never paid dividends and have no current plans to pay any dividends on our common stock.
•
Expected stock-price volatility. The expected volatility is derived from the average historical volatilities of publicly traded companies within our industry that we consider to be comparable over a period approximately equal to the expected term.

•
Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term.

•
Expected term. The expected term represents the period that the stock-based awards are expected to be outstanding. Our historical share option exercise experience does not provide a reasonable basis upon which to estimate an expected term because of a lack of sufficient data. Therefore, we estimate the expected term by using the simplified method provided by the SEC. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options.

•
Fair value per share.  The fair value per share is the fair price or theoretical value for a call or a put option based on six variables such as volatility, type of option, underlying stock price, time, strike price, and risk-free rate.

We will continue to use judgment in evaluating the expected volatility and expected terms utilized for our stock-based compensation calculations on a prospective basis. The following table summarizes stock option activities for the three months ended March 31, 2023 and 2022:

	Options	Weighted Average Exercise Price
Outstanding as of January 1, 2022	2,265,725	$2.40
Granted	-	-
Exercised	(304)	2.39
Forfeited	(8,743)	2.55
Outstanding as of March 31, 2022	2,256,678	$2.40
Outstanding as of January 1, 2023	2,190,979	$2.40
Exercised	(300)	2.55
Forfeited	(13,961)	2.50
Outstanding as of March 31, 2022	2,176,718	$2.40
Vested and exercisable as of March 31, 2023	2,108,751	$2.40

We recognized stock-based compensation related to options and restricted stock units of $2.3 million and $1.9 million for the three months ended March 31, 2023 and 2022, respectively.  Stock-based compensation is recorded on the Company’s consolidated statements of operations and comprehensive income (loss) as follows (in thousands):

	Three Months Ended March 31,
	2023	2022
Cost of revenues	$965	$795
General and administrative	1,361	1,111
Stock-based compensation	$2,326	$1,906

10.	Income Taxes

The current and deferred tax components of the income tax provision for the three months ended March 31, 2023 and 2022, are as follows (in thousands):

	Three Months Ended March 31,
	2023	2022

U.S federal
Current	$705	$445
Deferred	-	(2,088)
Foreign
Current	2	-
Income tax expense (benefit)	$707	$(1,643)

The reconciliation between the statutory and effective tax rates as of March 31, 2023 and December 31, 2022, are comprised of the following:

	March 31, 2023	December 31, 2022
Federal statutory rate	21.0%	21.0%
FIN 48 reserve	0.2%	0.0%
Permanent tax benefit	-1.7%	0.5%
Tax credits	0.0%	0.3%
Foreign Tax - net of foreign tax credit	0.0%	-2.9%
Other	20.5%	4.7%
Change in valuation allowance	0.0%	-19.3%
Effective tax rate for income from continuing operations	40.0%	4.3%

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion, or all of, the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management no longer believes it is likely that the deferred tax assets will be realized. Accordingly, a valuation allowance has been established for $4.8 million as of December 31, 2022 in the accompanying consolidated financial statements.

The Company has identified $0.4 million of uncertain tax positions requiring a reserve as of December 31, 2022.

11.	Legal Proceedings

During the ordinary course of business, the Company is subject to threatened or actual legal proceedings.  The outcome of any such proceedings cannot be predicted with certainty. As of the date of this form, the Company was not engaged in legal proceedings that are expected, individually or in the aggregate, to have a material effect on the Company.

12.	Related Party Transactions

For the three months ended March 31, 2023 and 2022, related party transactions included:

tZERO is a platform on which investors can buy and sell tokenized shares of the Company’s Class A common stock:
•	No revenue was recorded for the three months ended March 31, 2023. Revenue of $0.1 million was settled in tZERO Preferred Shares for the three months ended December 31, 2022.
•
Less than $0.1 million of unrealized loss on investments and $0.2 million of unrealized gain on investments was recorded on the consolidated statements of operations and comprehensive income (loss) for the three months ended March 31, 2023 and 2022, respectively.

•	$0.3 million of other investments were recorded on the consolidated balance sheets for both periods as of March 31, 2023 and December 31, 2022, respectively.

13.	Restatement and Reclassifications

Subsequent to the issuance of the Company’s financial statements for the three months ended March 31, 2022,  management and the board of directors of the Company determined that its method of calculating impairment of digital assets was not in compliance with the ASC 350-30-35-19 requirement to recognize impairment whenever carrying value exceeds fair value, which effectively calls for the intraday low price to be utilized in calculating impairment whenever events or changes in circumstances indicate it is more likely than not that the asset is impaired. In addition, management and the board of directors of the Company also determined that its method of recognizing gains on intercompany transfers of digital assets was not appropriate.  As a result, the Company’s financial statements as of and for the three months ended March 31, 2022, have been restated from the amounts previously reported.

Further, certain prior year amounts have been reclassified for consistency with the current year presentation and are not related to the correction of errors in the previously reported financial statements. Both the prior presentation of these amounts as well as the restated presentation are in accordance with GAAP. A summary of these reclassifications on consolidated financials is as follows:
•	Condense cost of revenues into a single line item and combine “Advertising and marketing” expense into “General and administrative” expense
•	Condense the previous “Gain on sale or transfer of digital assets” and “Impairment of digital assets” line items to “Impairment of digital assets, net”
•	Reclassify certain amounts of depreciation and amortization between “Cost of revenues” and “General and administrative”

	Three Months Ended March 31, 2022 (In Thousands, except per share amounts)
Consolidated Statements of Operations and Comprehensive Loss	As Previously Reported	Adjustments		Restated

OPERATING REVENUES	$15,384	$-		$15,384
Software development	2,787	(2,787)	(a)	-
Customer support	2,086	(2,086)	(a)	-
Security and wallet operations	2,363	(2,363)	(a)	-
COST OF REVENUES	-	7,611	(a) (b)	7,611
GROSS PROFIT	8,148	(375)		7,773
OPERATING EXPENSES
General and administrative	5,002	4,083	(a) (b)	9,085
Advertising and marketing	3,927	(3,927)	(a)	-
Depreciation and amortization	399	(399)	(b)	-
Impairment of digital assets, net	7,564	(3,517)	(c) (d)	4,047
Total operating expenses	16,892	(3,760)		13,132
Income from operations	(8,744)	3,385		(5,359)
OTHER INCOME (EXPENSE)
Gain on sale of digital assets	1,249	(1,249)	(c) (d)	-
Unrealized gain on investments	162	-		162
Interest income	120	-		120
Total other expense	1,531	(1,249)		282
Loss before income taxes	(7,213)	2,136		(5,077)
INCOME TAX EXPENSE	1,643	-		1,643
NET LOSS	$(5,570)	$2,136		$(3,434)
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(77)	131	(d)	54
COMPREHENSIVE LOSS	$(5,647)	$2,267		$(3,380)

(a)	to reclass descriptive line items into summary line items
(b)	to adjust the reclassification of depreciation previously recorded in operating expense from depreciation and amortization to cost of revenues and general and administrative expense
(c)	to reclass gain on sale of digital assets from total other income to net against impairment in operating expenses
(d)
to adjust the impact of digital asset restatement under new pricing accounting policy or to adjust the impact of digital asset restatement to recognize gains on intercompany transfers of digital assets

15.	Subsequent Events

Management has evaluated subsequent events occurring after the consolidated balance sheet date through the date of June 8, 2023, the date for which the consolidated financial statements were available to be released.  Based upon this evaluation, Management has determined that no subsequent events have occurred other than noted below.

In May 2023, Daniel Castagnoli resigned as president of Exodus Movement, Inc. and was was appointed president of our newly founded subsidiary 3ZERO, LLC.